September 23, 2011
Via EDGAR and Facsimile
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:   Mr. Larry Spirgel
Assistant Director

RE:	Globalstar, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 1-33117

Dear Mr. Spirgel:

We are responding to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 15, 2011 related to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) of Globalstar, Inc. (the “Company”).

The numbered paragraphs and headings below correspond to the headings set forth in the comment letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meanings given to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies, Inventory, page 31

1.
We note that the carrying amount of your inventory and advances to Qualcomm for additional inventory at December 31, 2010 and June 30, 2011 is substantially in excess of the cost of equipment sales during the fiscal year 2010 and the interim period ended June 30, 2011.  Please expand the disclosure of your inventory accounting policy to discuss the significant estimates and assumptions involved in estimating the fair value of inventory and identifying excess and obsolete inventory.  Also address the impact of your inventory levels in the liquidity section of MD&A and clarify why you carry a high level of inventory compared to historical equipment sales.  Please provide us with your proposed disclosures.

Response:  We advise the Staff that we will expand the discussion about our critical accounting policies on inventory valuation and how significant estimates and assumptions used in our valuation may impact our inventory valuation in our future filings.  We also intend to address the impact of our inventory levels in the liquidity section of MD&A and clarify why we carry a high level of inventory compared to historical cost of equipment sales.

Based on what we expected at the time we prepared the 2010 Annual Report on Form 10-K, below are examples of the type of additional disclosures we intend to provide in future filings.

Critical Accounting Policies
Inventory

Inventory consists of purchased products, including fixed and mobile user terminals and accessories.  We compute cost using the first-in, first-out (FIFO) method and state inventory transactions at the lower of cost or market.  Inventory write-downs are measured as the difference between the cost of the inventory and market, and are recorded as a reduction in the value of equipment. At the point of any inventory write-downs to market, a new, lower cost basis for that inventory is established, and any subsequent changes in facts and circumstances do not result in the restoration of the former cost basis or increase in that newly established cost basis.

We review product sales and returns from the previous 12 months and future demand forecasts and write off any excess or obsolete inventory.  We also assess inventory for obsolescence by testing finished goods to ensure they have been properly stored and maintained so that they will perform according to specifications.  In addition, we assess the market for competing products to determine that the existing inventory will be competitive in the marketplace.  We also record a liability for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of our future demand forecasts consistent with the valuation of our excess and obsolete inventory.

If there were to be a sudden and significant decrease in future demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory write-downs, and our liability for purchase commitments with contract manufacturers and suppliers, and accordingly gross margin could be adversely affected.

In recognition of changes in the market and obsolescence, we recorded a reduction in the value of equipment of $10.8 million, $0.9 million, and $0.4 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Liquidity Section of MD&A

Our inventory and advances for inventory balances were $55.6 million and $9.4 million, respectively, as of December 31, 2010, compared with subscriber equipment sales of $17.0 million for the year then ended.

A significant portion of our inventory consists of Duplex products which are designed to operate with both our initial constellation and our second-generation constellation.  Our advances for inventory relate to our commitment to Qualcomm to purchase additional Duplex products.  As discussed in Note 9 to the consolidated financial statements, we are currently seeking to negotiate termination of this commitment.  We have not entered into any other purchase commitments to produce or purchase the next generation of Duplex products.

The deterioration of our initial constellation has resulted in its substantially reduced ability to provide reliable two-way communications, which has resulted in a decrease in demand for our Duplex products.  As such, we sold a limited number of Duplex products in 2010, 2009, and 2008 compared to the high level of inventory on hand.  However, we have several initiatives underway to increase our subscriber equipment sales for Duplex products in the future, which depends upon successfully completing the deployment of our second-generation constellation.  With the improvement of both coverage and quality for our Duplex services resulting from the deployment of our second-generation constellation, we expect an increase in the sale of Duplex products which would result in a reduction in the inventory currently on hand.

Contractual Obligations and Commitments, page 41

2.
In future filings, please revise your Table of Contractual Obligations to include all obligations, not just long-term contractual obligations.  It appears that you have not included your purchase obligations with Qualcomm.  Please provide us with your proposed disclosures.

Response: We advise the Staff that we intend to include all obligations of the Company in our Table of Contractual Obligations on our next Form 10-K for the fiscal year ending December 31, 2011.  Previously, we have not included our purchase obligations with Qualcomm because the Company and Qualcomm have been negotiating the termination of the current agreement and neither party has continued to perform under the terms of the current agreement.   We expect to negotiate the termination of this contract in 2011.

In future filings we will include the following language in the notes to the Company’s Table of Contractual Obligations to disclose any obligations not included in the table and the reason therefore.  For the Qualcomm agreement, the disclosure at the time of the Form 10-K would have been as follows:

We have a remaining commitment to purchase a total of $58.1 million of mobile phones, services and other equipment under various commercial agreements with Qualcomm. We have been in negotiations with Qualcomm to terminate the current agreement and neither party is performing under the terms of the current agreement.  We expect to negotiate the termination of this contract in 2011 and have not included these obligations in the above table.

* * * * * * * * *

     The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

   Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (985) 335-1502.

Sincerely,

/s/ Dirk Wild
Dirk Wild
Senior Vice President and
   Chief Financial Officer

Cc: James Monroe III